
SEC MAIL PROCESSING
RECEIVED
JUL 27 2010
WASH, D.C.
211
SECTION


10031428

SECURI ION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-51849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYPPEX, LLC (f/k/a NYPPE, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Field Point Road
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurence G. Allen 203-422-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Laurence G. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYPPEX, LLC (f/k/a NYPPE, LLC), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 19th day of July, 2010
Date Commission Expires: 9/30/2011

Signature

Managing Member

Title

Notary Public



Laura Van Sise
Notary Public-Connecticut
My Commission Expires
September 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYPPEX, LLC

CONTENTS



Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
NYPPEX, LLC

We have audited the accompanying statement of financial condition of NYPPEX, LLC (the "Company") as of December 31, 2009, and the related statements of operations, statement of changes in liability subordinated to claims of general creditors, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYPPEX, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Halpern & Associates, LLC

Wilton, Connecticut
February 22, 2010

NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$786,411
Receivable from clearing broker	51,213
Other assets	11,865
Securities, at market value	5,956
Receivable from affiliates	3,430
Investment in NYPPEX Research, LLC	1,030
TOTAL ASSETS	$859,905

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$132,403
Due to parent	12,079
Legal reserve	10,000
Due to affiliates	9,705
TOTAL LIABILITIES	164,187
MEMBER'S EQUITY	695,718
TOTAL LIABILITIES AND MEMBER'S EQUITY	$859,905

The accompanying notes are an integral part of this statement.

NYPPEX, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE		
Private securities revenue		$1,372,774
Commission income		117,815
Trading loss		(14,912)
Other Income		246
TOTAL REVENUE		1,475,923
EXPENSES		
Compensation and benefits	$ 836,089	
Professional fees and consultants	72,566	
Regulatory and clearing fees	54,399	
Payroll taxes	42,009	
Communications and technology	26,126	
Miscellaneous	21,089	
Office and occupancy expenses	18,228	
Depreciation	1,917	
TOTAL EXPENSES		1,072,423
NET INCOME		$ 403,500

The accompanying notes are an integral part of this statement.

NYPPEX, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2009

Member's equity - January 1, 2009	$ 209,218
Net income	403,500
Capital contributions	83,000
Member's equity - December 31, 2009	$ 695,718

The accompanying notes are an integral part of this statement.

NYPPEX, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 403,500
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,917	
(Increase) decrease in operating assets:		
Receivable from clearing broker	22,850	
Receivable from affiliate	(2,638)	
Securities, at market value	1,467	
Investment in NYPPEX Research, LLC	(1,030)	
Other assets	40,636	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	8,906	
Due to parent	(259,062)	
Due to affiliates	251	
Legal reserve	10,000	
TOTAL ADJUSTMENTS		(176,703)
NET CASH PROVIDED BY OPERATING ACTIVITIES		226,797
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		83,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		309,797
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		476,614
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		$ 786,411

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

NYPPEX, LLC (the "Company") was organized in Delaware and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer. The Company is a wholly-owned subsidiary of NYPPE Holdings, LLC ("Holdings").

The Company was organized primarily to originate, place and act as an agent for private equity and bond securities and provide advisory services in connection with mergers, consolidations, acquisitions, secondary private placements or other similar transactions.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company's policy is to continuously monitor its exposure to market and counterparty risk.

The Company places its cash with quality financial institutions. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by FDIC.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company records securities transactions and related revenues and expenses on a trade date basis. Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on accelerated methods over the estimated useful lives of the related property.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 "Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy" ("ASC 820"). SFAS 157 requires the Partnership to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Partnership's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. As of December 31, 2008, all of the investments held by the Partnership (Fund) are classified as Level I securities.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its member ("Holdings'") on its tax return.

In accordance with FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("ASC 740") the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods,

disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company' financial statements upon adoption.

However, the Company conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for the period ended December 31, 2009.

4. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with Holdings based upon an allocation methodology as prescribed in the agreement. Under this agreement, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $672,254, which exceeded the minimum requirement of $50,000 by $622,254. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

7. WARRANT FEES AND INVESTMENTS

In its normal course of business, the Company receives common stock warrants as fees for financial services. The Company expects to continue to receive warrants, representing the right to purchase equity, in companies for which financial services are provided as recurring fee based revenue. Warrants are then awarded to employees in accordance with a vesting schedule as determined by management.

8. INVESTMENT IN NYPPEX RESEARCH, LLC

NYPPEX Research, LLC ("Research") is a wholly owned subsidiary of the Company which was formed in June 2009 to provide research services. The companies' financial statements were not consolidated as of December 31, 2009 as Research had not yet commenced operations.

NYPPEX, LLC

COMPUTATION OF NET CAPITAL PURSUANT PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2009

CREDITS		
Total member's capital		$695,718
DEBITS		
Receivable from affiliate	$3,430	
Investment in NYPPEX Research, LLC	1,030	
Other non-allowable assets	11,865	
TOTAL DEBITS		16,325
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		679,393
Haircuts on securities positions		7,139
NET CAPITAL		672,254
Minimum net capital requirement		50,000
EXCESS NET CAPITAL		$622,254

AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$132,403
Due to parent	12,079
Legal Reserve	10,000
Due to affiliates	9,705
TOTAL AGGREGATE INDEBTEDNESS	$164,187

Ratio of aggregate indebtedness to net capital .24 TO 1

RECONCILIATION OF ORIGINAL FOCUS REPORT TO AMENDED FILING

Original Net Capital reported	$795,794
Increase in Aggregate Indebtedness	(123,540)
Amended Net Capital	$672,254

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing.

See the accompanying Independent Auditors' Report

NYPPEX, LLC
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report



Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
NYPPEX, LLC

In planning and performing our audit of the financial statements and supplemental schedules of NYPPEX, LLC (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are

required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.
parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 22, 2010

NYPPEX, LLC

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009